EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three Month Periods Ended January 30, 2004 and January 31, 2003
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended

	January 30,	January 31,
	2004	2003

Net Sales	$132,598	$126,329
Gross Margin	40,002	38,673

Income From Continuing Operations	1,878	5,843
Loss From Discontinued Operations, Net of Tax	-	-

Net Earnings	$1,878	$5,843

Basic

Weighted Average Number of Shares Outstanding	21,099	20,796

Earnings Per Share - Basic
Continuing operations	$.09	$.28
Discontinued operations	-	-

Earnings per share - basic	$.09	$.28

Diluted

Weighted Average Number of Shares Outstanding	21,099	20,796
Net Shares Assumed to be Issued for Stock Options	337	231

Weighted Average Number of Shares
and Equivalent Shares Outstanding - Diluted	21,436	21,027

Earnings Per Share - Diluted
Continuing operations	$.09	$.28
Discontinued operations	-	-

Earnings per share - diluted	$.09	$.28